Filed by Rayonier Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PotlatchDeltic Corporation

(Commission File No. 001-32729)

Date: October 14, 2025

The following set of Frequently Asked Questions (“FAQs) were distributed by Rayonier Inc. to its employees on October 14, 2025 in connection with the proposed combination of Rayonier and PotlatchDeltic in an all-stock merger-of-equals transaction.

Rayonier Employee FAQ – to be widely distributed to all-employees and filed with SEC

1.	What was announced?

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Rayonier and PotlatchDeltic today announced that we have entered into a definitive agreement to combine in an all-stock merger of equals, creating a leading domestic land resources owner and top-tier lumber manufacturer.

•	The combined company will become the second largest publicly traded timber and wood products company in North America.

•	We are excited to bring our two highly complementary companies together and to leverage the collective strengths, experiences, skills, and resources of both Rayonier and PotlatchDeltic.

2.	Why are Rayonier and PotlatchDeltic merging?

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This is the next step in our journey, creating an even stronger company than we are on our own. The combined company will immediately benefit from a best-in-class, well-diversified land portfolio, a highly regarded wood products platform, and a strong balance sheet.

•	We are confident that the merger will offer substantial benefits for all our stakeholders.

3.	Who is PotlatchDeltic?

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Based in Spokane, Washington, PotlatchDeltic has operated for over 100 years as a high-quality land resources company with a broad geographic footprint and long track record of delivering value in timberland management and forest products.

•	Like Rayonier, PotlatchDeltic has a rich history and culture, guided by a similar vision and values focused on superior customer service, integrity, safety and responsible stewardship.

4.	Will Rayonier strategy change as a result of this merger?

•	This transaction is aligned with our mission to realize the full potential of our land resources in meeting the needs of society.

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Ultimately, the biggest change is that PotlatchDeltic has manufacturing and Rayonier does not. The updated strategy to reflect this addition will allow us to create an even stronger company than we are on our own. We look forward to leveraging PotlatchDeltic’s expertise in manufacturing and believe there is the potential to grow this business moving forward.

5.	Who will lead the company moving forward?

•	Upon closing of the transaction, Mark McHugh, President and CEO of Rayonier, will continue to serve as President and CEO as well as a member of the Board of Directors of the combined company.

•	Eric Cremers, currently the President and CEO of PotlatchDeltic, will be the Executive Chair of the Board of Directors of the combined company for 24 months after closing.

•	The executive leadership team of the combined company will comprise roughly equal representation of top talent from both Rayonier and PotlatchDeltic.

6.	When do you expect the merger to be completed?

•	The transaction is expected to close late in the first quarter or early in the second quarter of 2026, subject to customary approvals.

7.	What will be the name of the combined company?

•	The combined company will operate under a new name, to be announced prior to closing.

•	After the transaction closes, we will launch a new, unified brand identity with an updated logo and new signage across all company locations.

8.	What does this announcement mean for me? Will there be any changes to my day-to-day responsibilities, reporting structure, compensation, or benefits?

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It is important to keep in mind that the merger was just announced and there are, at minimum, several months before closing, which is expected late in the first quarter or early in the second quarter of 2026.

•	Until then, Rayonier and PotlatchDeltic will remain two separate companies, and it is business as usual in terms of your roles and responsibilities.

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The reality of this merger is that we will have some overlapping roles, mostly within corporate and support functions, which will lead to some headcount reductions. At this very early stage, we do not have specific answers about how this will impact individual roles.

•	We will keep you updated as we move through this process, and our goal is to be as transparent as possible.

9.	Will there be layoffs associated with this merger?

•	The reality of this merger is that we will have some overlapping roles, mostly within corporate and support functions.

•	However, at this very early stage, we do not have specific answers about how this will impact individual roles or which positions may be required to move.

•	We are committed to making this a thoughtful, transparent, and respectful process for everyone.

10.	Will Rayonier’s headquarters move? Where will the combined company be headquartered?

•	The corporate headquarters of the combined company will be located in Atlanta, GA with regional offices maintained in Spokane, WA and Wildlight, FL.

•	At this very early stage, we don’t have specific answers about which positions might be required to move.

11.	When will the integration planning process start?

•	The integration planning process has begun and will continue until the transaction closes. After the transaction closes, the new company can begin implementing the integration.

•	Until then, Rayonier and PotlatchDeltic will remain two separate companies, and it is business as usual in terms of your roles and responsibilities.

12.	Will the two cultures be compatible? How will Rayonier’s culture evolve with this change?

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The leadership teams from both companies thoughtfully considered this critical aspect of bringing our companies together and feel confident in our shared commitment to the same core beliefs and values.

•	Specifically, Rayonier and PotlatchDeltic share a commitment to sustainability and a legacy of excellence in delivering land resources to their highest and best use.

•	We are confident that our closely aligned cultures and talented teams will enable us to successfully bring the companies together.

13.	How will we manage hunting leases going forward?

•	Nothing changes as we remain independent companies until the merger closes.

•	As we move into the annual renewal process and continue to integrate our business in 2026, we will determine the best way to manage our combined hunting leases in the future.

14.	Can I reach out to people I know at PotlatchDeltic to talk about the transaction?

•	Rayonier and PotlatchDeltic will remain two separate companies, and it is business as usual in terms of your roles and responsibilities.

•	It is crucial to interact with PotlatchDeltic employees as you normally would with any other competitor.

•	If you have any additional questions, please email ****

15.	Will I have to relocate?

•	At this very early stage, we do not have specific answers about how this will impact individual roles or which positions may be required to move.

•	We are committed to making this a thoughtful, transparent, and respectful process for everyone.

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Relocation benefits will be available to employees if their position is moved to a new location and the required move satisfies all other specific criteria outlined in the company’s relocation program, such as exceeding a minimum mileage.

16.	Will you offer severance benefits for employees whose jobs are impacted by the transaction?

•	Yes, specific details about the severance program will be shared directly with eligible employees as soon as possible.

•	Impacted employees will also receive comprehensive outplacement services to support their career transition.

•	We are committed to making this a thoughtful, transparent, and respectful process for everyone.

17.	Whose structure, processes and operating model will be used in the combined company?

•	Those decisions will be made on a case-by-case basis, with an eye toward doing what is best for the combined company.

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The combined company will immediately benefit from a best-in-class, well-diversified land portfolio, a highly regarded wood products platform, and a strong balance sheet that is uniquely positioned to build substantial value.

•	We are building a stronger, more resilient company that offers more opportunities for growth and long-term success for all of us. This will include parts of what make both companies great.

18.	Will there be any impact on the communities where we operate?

•	This merger continues both companies’ commitment to be a strong member of our communities.

•	We are as committed as ever to our mission and values, including responsible environmental stewardship, sustainable land management, and commitment to employees and the local communities they serve.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Rayonier Inc.’s and PotlatchDeltic Corporation’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Rayonier Inc. and PotlatchDeltic Corporation, including future financial and operating results, Rayonier Inc.’s and PotlatchDeltic Corporation’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transaction, and other statements that are not historical facts, including expected synergies, harvest schedules, timberland acquisitions and dispositions, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: the ability to timely or at all obtain the requisite Rayonier Inc. and PotlatchDeltic Corporation shareholder approvals; the risk that Rayonier Inc. or PotlatchDeltic Corporation may be unable to obtain required governmental and regulatory approvals required for the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger); the risk that an event, change or other circumstance could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the risk that the timing to consummate the proposed merger may be delayed; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Rayonier Inc.’s Common Shares or PotlatchDeltic Corporation’s Common Stock; the risk of litigation related to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, contractors, suppliers, vendors or joint venture partners; the diversion of management time in connection with the proposed transaction; the challenging macroeconomic environment, including disruptions in the timberlands, real estate, land based solutions, and wood products manufacturing industries; the ability of PotlatchDeltic Corporation and Rayonier Inc. to refinance their existing financing arrangements on favorable terms; the cost and availability of third-party logging and trucking services; the geographic concentration of a significant portion of PotlatchDeltic Corporation’s and Rayonier Inc.’s timberland; changes in environmental laws and regulations regarding timber harvesting, wood products manufacturing, delineation of wetlands, endangered species, the development of solar, carbon capture and storage, and carbon credit projects, and development of real estate generally that may restrict or adversely impact PotlatchDeltic Corporation’s or Rayonier Inc.’s ability to conduct their respective businesses, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, including changes in law, policy and political factors beyond our control; the availability and cost of financing for real estate development and mortgage loans, changes in tariffs, taxes or treaties relating to the import and export of PotlatchDeltic Corporation’s and Rayonier Inc.’s products, including those of their respective customers; changes in key management and personnel; PotlatchDeltic Corporation’s and Rayonier Inc.’s ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust; changes in tax laws that could adversely affect beneficial tax treatment; and other risks and uncertainties identified in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of each of PotlatchDeltic Corporation’s and Rayonier Inc.’s most recent Annual Reports on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q, and other risks as identified from time to time in its Securities and Exchange Commission (“SEC”) reports by both companies.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Each of Rayonier Inc. and PotlatchDeltic Corporation undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed merger, Rayonier Inc. will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Rayonier Inc. and a joint proxy statement of Rayonier Inc. and PotlatchDeltic Corporation (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Rayonier Inc.’s and PotlatchDeltic Corporation’s shareowners. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from Rayonier Inc. or PotlatchDeltic Corporation. The documents filed by PotlatchDeltic Corporation with the SEC may be obtained free of charge at PotlatchDeltic Corporation’s website at https://www.potlatchdeltic.com or at the SEC’s website at www.sec.gov. The documents filed by Rayonier Inc. with the SEC may be obtained free of charge at Rayonier Inc.’s website at www.rayonier.com or at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PotlatchDeltic Corporation, Rayonier Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PotlatchDeltic Corporation, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in PotlatchDeltic Corporation’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation of Directors,” “Equity Compensation Plan Information,” and “Security Ownership.” To the extent holdings of PotlatchDeltic Corporation’s Common Stock by the directors and executive officers of PotlatchDeltic Corporation have changed from the amounts of PotlatchDeltic Corporation’s Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Forms 4 filed by Anne Alonzo on May 8, 2025, Linda Breard on May 8, 2025, Michael Covey on May 8, 2025, Ashlee Cribb on July 28, 2025, James DeCosmo on May 8, 2025, William Driscoll on April 1, 2025, May 2, 2025, May 8, 2025, June 10, 2025, July 1, 2025 and October 2, 2025, Mark Leland on May 8, 2025, Larry Peiros on May 8, 2025 and Lenore Sullivan on May 8, 2025. Information about the directors and executive officers of Rayonier Inc., including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Rayonier Inc.’s proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” To the extent holdings of Rayonier Inc.’s Common

Shares by the directors and executive officers of Rayonier Inc. have changed from the amounts of Rayonier Inc.’s Common Shares held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by Keith Bass on April 9, 2025, May 19, 2025, June 2, 2025 and September 2, 2025, Mark Bridwell on April 2, 2025, April 4, 2025 and April 15, 2025, Christopher Corr on April 2, 2025, April 4, 2025 and April 15, 2025, Gregg Gonsalves on May 19, 2025, Scott Jones on May 19, 2025, Larkin Martin on May 19, 2025, Douglas Long on April 2, 2025, April 4, 2025 and April 15, 2025, Mark McHugh on April 2, 2025, April 4, 2025 and April 15, 2025, Meridee Moore on May 19, 2025, Ann Nelson on May 19, 2025, Shelby Pyatt on April 2, 2025, April 4, 2025 and April 15, 2025, Matthew Rivers on May 19, 2025, Rhett Rogers on April 2, 2025, April 4, 2025 and April 15, 2025, April Tice on April 2, 2025, April 4, 2025 and April 15, 2025 and Andrew Wiltshire on May 19, 2025. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from PotlatchDeltic Corporation and Rayonier Inc. as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.